October 18, 2007

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tix Corporation
Form 10-KSB for the year ended December 31, 2006
Filed March 30, 2007
File No. 0-24592

Dear Ms. Singleton:

This letter sets forth the response of Tix Corporation (the “Company”) to the comments from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 28, 2007 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the “Form 10-KSB”), as filed by the Company with the Commission on March 30, 2007.

For ease of reference, the comments of the Staff have been reproduced below in italics, and the Company’s response to each comment has been set forth immediately thereafter.

Given the complexity and impact of certain of the comments on reports previously filed with the Commission, we will prepare an amendment to the Form 10-KSB, as necessary, and will file it as soon as it is practical after the Company has the information assembled and your review of our responses to the Comment Letter is communicated to us.  Accordingly, each of our responses to your comments is set forth below.

Form 10-KSB (Fiscal Year Ended December 31, 2006)

Item 2. Description of Property, page 7

1.
Please indicate that your four Las Vegas ticketing locations are leased facilities. Also, make similar revisions throughout the document wherever you describe the properties such as in the Overview to your MD&A.

Response: We have revised the Form 10-KSB as requested to reflect our Las Vegas ticketing locations are leased facilities. This change is reflected in the following places in the document:

a. ITEM 1.  DESCRIPTION OF BUSINESS
b. ITEM 2.  DESCRIPTION OF PROPERTY
c. ITEM 6.  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
• Overview
• Revenue Recognition and Presentation
• Results of Operations: Years Ended December 31, 2006 and 2005:
• Depreciation and Amortization: Business Activity
d.   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS: YEARS ENDED DECEMBER 31, 2006 AND 2005
• 1. Organization and Basis of Presentation
• 2. Summary of Significant Accounting Policies: Revenue Recognition, Presentation and Concentrations:

Management’s Discussion and Analysis

Overview, page 16

2.	Please revise the Overview section of MD&A to provide a more robust discussion of your operations in order to facilitate a reader’s understanding of your company. See FR-72 for guidance.

Response: We have reviewed FR-72 and in light of our review amended the Overview section of MD&A to provide a more robust discussion of our operations in order to facilitate a reader’s understanding of our Company.

Revenue Recognition and Presentation, page 17

3.
In the second paragraph of this section, please clarify the sources of your commissions and related fees. For example, you indicate that an additional one dollar per ticket is charged to customers but it is unclear whether the commissions you earn are paid by the customer or by the respective shows. Make similar revisions throughout the document whenever you discuss your revenue recognition policies, such as in the footnotes to your financial statements.

Response: We have amended the second paragraph in the Revenue Recognition and Presentation, and Notes to Consolidated Financial Statements, Note 2. Summary of Significant Accounting Policies; Revenue Recognition, Presentation and Concentrations, to clarify who is the customer for each of the revenue streams related to our sale of discount show tickets in Las Vegas.

Adjusted EBITDA, page 18

4.
We note your presentation of Adjusted EBITDA. However, it appears that your use of this non-GAAP measure does not comply with FR-65 because among other things, you eliminate recurring items such as non-cash equity-based compensation. Also, in light of the nature of your operations, we believe there is insufficient support for the inclusion of this non-GAAP measure of performance. Accordingly, please remove the presentation of Adjusted EBITDA from your filing.

Response: The Company has considered the Staff’s comments and reviewed the Frequently Asked Question and the adopting release relating to Regulation G and the changes to Item 10 of Regulation S-B. We are unclear as to the basis of the Staff’s conclusion that we should eliminate our use of Adjusted EBITDA, in particular based on Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We have also reviewed the guidance with respect to adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, and eliminating or removing a recurring item.

With respect to the reconciliation of Adjusted EBITDA disclosed in MD&A on page 18 of the Form 10-KSB for the Fiscal Year Ended December 31, 2006, the Company’s objective was to present an alternative financial metric that showed the historical cash operating earnings of its businesses, which typically excludes normal non-cash charges such as depreciation and amortization.  The Company treated stock-based compensation ($1,325,701 in 2006 and $237,996 in 2005) in a similar manner, since such costs do not involve cash expenditures and since management excludes such costs in its evaluation of the overall consolidated operating performance of its business.  By making these adjustments, management believes it provided more meaningful performance data to its investors and enhanced the quality of the information by presenting a more transparent view of the operating performance of its business and the change from year to year.  Without the elimination of such expenses (which are clearly disclosed elsewhere in the filing), the Company believes that the usefulness of such performance data would have been substantially distorted. The Company has also noted that this treatment is consistent with that of other public companies reporting similar non-GAAP metrics.

In addition, for the reasons noted above, we have also excluded income from discontinued operations from the calculation of Adjusted EBITDA for all periods presented.

Results of Operations

Years Ended December 31, 2006 and 2005, page 19

5.
See paragraph discussion of “Loss on Disposal of Fixed Assets.” Please reclassify this paragraph discussion and the related statements of operations line as a component of “loss from operations.” Your current classification includes this line item as a component of “Other income (expense).” See paragraph 45 of SFAS No. 144.

Response: After reviewing paragraph 45 of SFAS No. 144, management concurs with the Staff’s position regarding “Loss on Disposal of Fixed Assets,” and has moved the related discussion and the related line item of the statement of operations from “Other income (expense)” to “Loss from operations.”

Liquidity and Capital Resources - December 31, 2006

Transactions with Primary Secured Lender, page 24

6.
See paragraph discussion of “Gain on Settlement with Lender.” Expand your disclosure here or under “Transactions with Primary Secured Lender” on page 24, to discuss the nature of the settlement with the lender that resulted in debt forgiveness of $1.1 million. In this regard, explain the reasons and circumstances of why the debt was settled at less than carrying value. Please advise supplementally and expand your disclosure in future filings.

Response: As previously disclosed in prior filings, on December 31, 1996, the Company completed a financing agreement with Finova Technology Finance, Inc., which was structured as a sale leaseback transaction of certain equipment owned by the Company. Based on the substance of this transaction, this financing agreement was accounted for as a note payable for financial reporting purposes. The gross loan amount was $1,575,027, with interest at 16.64% per annum, repayable over a four year period at $40,903 per month, with a balloon payment of $157,503. On March 10, 1999, the financing agreement was amended to reduce the monthly payments and to extend the maturity date of the note payable. On June 25, 2001 and April 17, 2002, the Company entered into modification agreements and waivers of default with the lender, which, among other provisions, cured prior defaults, provided for various modifications to the terms and conditions of the loan, extended the repayment date, and provided for the issuance of warrants to the lender. Required monthly payments on this loan were in default at December 31, 2003. As a result, the principal balance of this loan of $716,242 at December 31, 2003 was classified as a current liability in the consolidated financial statements at such date. Accrued interest payable on this loan was $126,375 at December 31, 2003 and $240,197 at September 30, 2004. Accordingly, the aggregate obligation to the lender at September 30, 2004 was $956,439.

As a result of the lack of collateral underlying this obligation, the Company’s weak financial condition and history of being in default under this obligation, as well as the lender’s own financial distress, effective October 29, 2004, the Company entered into a Forbearance Agreement with the lender which provided for the Company to repay the lender its aggregate obligation of $956,439 (the “Discounted Amount”) at September 30, 2004 as follows: (i) $175,000 of the $956,439, would be paid commencing November 1, 2004, and on the first day of each consecutive month, by payment of $3,000 to the lender, to be applied first against interest accruing for the prior month at the rate of 7.5% per annum, and then, to the extent available, as a reduction of the $175,000 principal balance; (ii) on December 1, 2006, the unpaid principal balance of the $175,000, plus accrued and unpaid interest, would be fully due and payable; and (iii) the $175,000 and any unpaid accrued interest may be paid by the Company at any time prior to December 1, 2006. The remaining indebtedness in excess of the $175,000 in the amount of $781,439 (the “Remaining Indebtedness”) would continue to bear interest at 16.64% per annum, but would be deemed fully satisfied when the Company paid the lender the entire $175,000, with interest, as specified above.

During 2005, the Company liquidated the remaining assets related to the assets secured by this note for a cash payment of $25,000. The $25,000 received by the Company in 2005 upon liquidation of the remaining assets was paid to the lender in 2005, in exchange for which the lender released its security interest in such assets. The $25,000 payment was applied to reduce the outstanding principal balance of the liability to the lender, with the remainder of the obligation considered as a corporate obligation.

The balance of the Discounted Amount was $119,759 at December 31, 2005. On September 13, 2006, the Company fulfilled its payment obligation under the October 29, 2004 Forbearance Agreement by making a final cash payment of $101,697 to the lender, thus liquidating its obligation to the lender aggregating $1,180,493 (including accrued interest of $297,632). As a result, the Company recognized a non-cash gain on settlement with lender of $1,078,796 during the year ended December 31, 2006.

As requested, the Company will include in its future filings through December 31, 2007 an expanded discussion of the “Gain on Settlement with Lender” to include additional information (similar to that noted above) that management considers material to shareholders.

Principal Commitments, page 24

7.
In future filings, please include your scheduled future interest payments in the table of contractual cash obligations, or indicate that such interest payments are included within the appropriate line items, and provide a footnote to the table disclosing how the interest payments were estimated or derived.

Response: In future filings, we will include the Company’s scheduled future interest payments in the table of contractual cash obligations, or indicate that such interest payments are included within the appropriate line items, and provide a footnote to the table disclosing how the interest payments were estimated or derived.

Financial Statements

Statements of Operations, page 43

8.	As noted in one of our previous comments, please revise your statements of operations to reclassify the line item “loss on disposal of fixed assets” within loss from operations.

Response: As we noted in our response to the Staff’s question 5 above, after reviewing paragraph 45 of SFAS No. 144, the Company concurs with the Staff’s position regarding “Loss on Disposal of Fixed Assets,” and has moved the related discussion and the related line item of the statement of operations from “Other income (expense)” to “Loss from operations.”

Note 8. Issuance of Convertible Debentures and Standby Equity Distribution Agreement

Registration Rights, page 59

9.
In the last paragraph, you discuss a registration statement filed in July of 2005 and declared effective in February of 2006. The last sentence discloses that you are in the process of withdrawing this registration statement. Please advise us with respect to the status of this withdrawal, and what factors are preventing you from completing such process.

Response: On July 20, 2005, the Company filed a Registration Statement on Form SB-2 with the SEC to register the shares of common stock pursuant to a Standby Equity Distribution Agreement with Cornell Capital Partners, LP, as well as the shares of common stock with respect to the Company's commitments to Advantage Capital Development Corp., Newbridge Securities Corporation and Knightsbridge Holdings, LLC. The Registration Statement, as amended, was declared effective by the SEC on February 13, 2006.

The Company terminated the Standby Equity Distribution Agreement with Cornell Capital Partners, LP on July 20, 2006 without having sold any shares under such agreement, and completed the repayment of the debentures issued in December 2004 and January 2005 to Advantage Capital Development Corp. on July 1, 2006. As a result, the Company’s obligation to file and maintain an effective registration statement with respect to those two agreements was terminated. Furthermore, the Company determined that its obligation to file a registration statement under other commitments could be met through alternative means. Accordingly, on February 9, 2007, the Company filed a registration statement on Form S-8 for the purpose of registering 1,000,000 shares of common stock, of which 430,000 shares relate to the proposed resale of previously issued shares of restricted common stock.

Form 10-QSB (Quarter Ended March 31, 2007)

General

10.	Comments issued above on December 31, 2006 Annual Report on Form 10-KSB should also be considered, in future filings on the Form 10-QSB, as appropriate.

Response: Management will incorporate, as appropriate, the Staff’s comments issued above related to its December 31, 2006 Annual Report on Form 10-KSB in future filings on Form 10-QSB and 10-KSB.

Statements of Operations, page 6

11.
Given the nature of your business, we believe you should not present a sub-total, such as gross profit, before deducting selling and marketing and general and administrative expenses. In this regard, we note that your S, G&A costs include advertising and promotional costs related to your business activities and personnel-related costs. These costs appear to be integral costs of doing business and generating revenue. Accordingly, they should be deducted in the determination of any measure of profitability. In future filings, please revise your statements of operations and the related MD&A discussion.

Response: Management will revise the statements of operations and the related MD&A to reflect the changes requested by the Staff regarding the calculation of gross profit in future filings on Form 10-QSB and Form 10-KSB.

Note 3. Acquisition of Any Event, page 14

12.
We note your disclosure that an independent valuation firm determined the allocation of purchase price with respect to your acquisition of Any Event. We also note that you filed a registration statement of Form S-8 on February 9, 2007. Your disclosure assigns responsibility for the purchase price allocation to an entity, an “expert”, other than management. As such, this expert must be explicitly named in your Form 10-KSB and a consent from such expert must be filed under Exhibit 23 when your Form 10-KSB is incorporated by reference into a registration statement and/or in the registration statement itself, as applicable. Refer to Item 601 of Regulation S-B.

Response: As required by Item 601 of Regulation S-B, the Company has named Palisades Capital Group LLC (“Palisades”) as the expert that the Company relied upon with respect to the allocation of purchase price related to the acquisition of Any Event in both the amended Form 10-QSB and amended Form 10-KSB. Additionally, we have included a consent from Palisades and included it as Exhibit 23 to our amended Form 10-KSB.

Note 7. Related Party Transactions, page 19

13.
We note you have a non-binding letter of intent, entered into on December 12, 2006, to acquire Exhibit Merchandising LLC for $24 million, as disclosed in Note 13 to the audited financial statements included in the December 31, 2006 Annual Report on Form 10-KSB. Since both of the principal members of Exhibit Merchandising LLC are current shareholders, an update of the status of this transaction should have been included in Note 7 to your March 31, 2007 Quarterly Report on Form 10-QSB. Please Revise.

Response: Since two of the principal members of Exhibit Merchandising LLC are current shareholders of the Company, Note 7 to our March 31, 2007 Quarterly Report on Form 10-QSB has been updated to reflect the current status of this transaction in light of the related party issues.

Form 8-K/A - Amendment No. 1 Filed on June 13, 2007

Audited Historical Financial Statements of John’s Tickets, LLC

14.
We note you provide one year of audited historical financial statements of John’s Tickets, LLC (dba Any Event Tickets) rather than two years. With reference to the requirements of 310(c)(3)(i) of Regulation S-B, please tell us why you have not also provided the “predecessor” period financial statements for the year ended December 31, 2005. It appears the year 2005 is also required to be filed due to this acquisition exceeding 40% level using the pre-tax income test prescribed by Item 310(c)(2) of Regulation S-B. We refer to the predecessor as the sole proprietorship identified in Note 1 to the audited financial statements of Any Event Tickets. Please advise supplementally or amend the Form 8-K to include this predecessor period.

Response: We have amended the Form 8-K to include the financial statements for the predecessor period ended December 31, 2005 for Any Event Tickets.

*     *     *     *     *

If you have any questions on the foregoing, please do not hesitate to contact me at 818-761-1002.

Sincerely,

/s/ Matthew Natalizio
Matthew Natalizio
Chief Financial Officer Tix Corporation